Exhibit 99.1

ASX Announcement

Release Code: PRR

8 April 2013

SHARE PURCHASE PLAN UPDATE

Prima BioMed Ltd (“Prima” or “the Company”) is pleased to provide an update on its planned Share Purchase Plan (“SPP”).

Having taken into account potential market conditions and feedback from its shareholders, the Company has changed the way in which the offer price for the new fully paid ordinary shares in Prima offered under the SPP (“New Shares”) will be calculated. The offer price per New Share will be equal to a 5% discount to the volume weighted average price of Prima shares on ASX (“VWAP”) during the ten (10) trading days prior to the day on which the New Shares issued under the SPP are issued (which is expected to be Friday, 17 May 2013) (“Offer Price”).

As previously advised, the Company intends to offer New Shares under the non-underwritten SPP to eligible shareholders to raise up to approximately A$15 million. Each eligible shareholder will be entitled to subscribe for up to A$15,000 worth of New Shares (irrespective of the number of holdings). The number of New Shares issued to each shareholder will depend on the final Offer Price. The offer will incur no brokerage and transaction costs.

The Company expects to submit a booklet containing the terms and conditions of the SPP (“SPP Booklet”) to ASX by 11 April 2013 and subsequently mail the SPP Booklet to each eligible shareholder of record as of 28 March 2013.

All other terms of the planned SPP and entitlement offer of listed options to acquire new shares in Prima, as announced by the Company on 2 April 2013, remain unchanged.

It is important that each shareholder carefully review the SPP Booklet as well as all Company information as announced to the ASX. Shareholders should seek independent and qualified legal and/or financial advice before making an investment.

The Company does not plan any further material changes to the SPP or the planned entitlement offer of listed options.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Disclaimer

The information contained in this announcement does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of shares in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this announcement is not intended as financial advice. Moreover, none of the information in this announcement is intended as a prospectus within the meaning of the applicable laws of any jurisdiction and this announcement is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This announcement contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this announcement are indicative only and subject to change. Prima reserves the right, subject to the listing rules of the ASX (ASX Listing Rules) and the Corporations Act, to alter the dates at its discretion, without prior notice.